

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2018

Mail Stop 4720

Robert N. Shuster
Chief Financial Officer
Independent Bank Corporation
4200 East Beltline
Grand Rapids, MI 49525

> **Re: Independent Bank Corporation**
> **Registration Statement on Form S-4**
> **Filed December 29, 2017**
> **File No. 333-222358**

Dear Mr. Shuster:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please include disclosure on the cover page that addresses the possible adjustments that may be made to the merger consideration. This would include;
   - The scenarios by which TCSB shareholders could receive less than 1.1166 shares of IBCP for each share of TCSB common stock,
   - The caps to any adjustments to the merger consideration,
   - What the current level is of TSBS consolidated shareholders' equity and whether you anticipate whether it will go below the $34.5 million threshold,
   - Indicate that TCBS is not traded on any exchange, and
   - The anticipated aggregate merger consideration.

Questions and Answers About the Merger, page 3

2.   Please include a Q/A that discusses when each party may have termination rights as well as a Q/A that indicates that TCSB shareholders do not have dissenters' rights.

Exhibits 8.1 and 8.2
Tax Opinions

3.   Please revise these tax opinions to describe the material tax consequences of the merger. Refer to Sections III.B.1. and C.1. of Staff Legal Bulletin No. 19 (CF) for additional guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

                                        Sincerely,

                                        /s/ Michael Clampitt

                                        Michael Clampitt
                                        Senior Attorney